Exhibit 99.2

Pembina Pipeline Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated August 8, 2014 and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements for the period ended June 30, 2014 ("Interim Financial Statements") as well as Pembina's consolidated audited annual financial statements (the "Consolidated Financial Statements") and MD&A for the year ending December 31, 2013. All dollar amounts contained in this MD&A are expressed in Canadian dollars unless otherwise noted.

Management is responsible for preparing the MD&A. This MD&A has been reviewed and recommended by the Audit Committee of Pembina's Board of Directors and approved by its Board of Directors.

This MD&A contains forward-looking statements (see "Forward-Looking Statements & Information") and refers to financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about the measures which are not defined by GAAP, see "Non-GAAP and Additional GAAP Measures."

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Other
bpd	barrels per day	B.C.	British Columbia
mbpd	thousands of barrels per day	DRIP	Premium Dividend™ and Dividend Reinvestment Plan
mmbbls	millions of barrels	IFRS	International Financial Reporting Standards
mboe/d	thousands of barrels of oil equivalent per day	NGL	Natural gas liquids
MMcf/d	millions of cubic feet per day	U.S.	United States
bcf/d	billions of cubic feet per day	WCSB	Western Canadian Sedimentary Basin
km	kilometre

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates an integrated system of pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Strategy

Pembina's goal is to provide highly competitive and reliable returns to investors through monthly dividends on its shares while enhancing the long-term value of its securities. To achieve this, Pembina's strategy is to:

•	Preserve value by providing safe, responsible, cost-effective and reliable services;
•	Diversify Pembina's asset base along the hydrocarbon value chain by providing integrated service offerings which enhance profitability;
•	Pursue projects or assets that are expected to generate increased cash flow per share and capture long-life, economic hydrocarbon reserves; and,
•	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

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Pembina Pipeline Corporation

Pembina is structured into four businesses: Conventional Pipelines, Oil Sands & Heavy Oil, Gas Services and Midstream, which are described in their respective sections of this MD&A.

Financial & Operating Overview

	3 Months Ended June 30		6 Months Ended June 30
($ millions, except where noted)	2014	2013	2014	2013
Conventional Pipelines throughput (mbpd)	573	484	563	489
Oil Sands & Heavy Oil contracted capacity (mbpd)	880	870	880	870
Gas Services average volume processed (mboe/d) net to Pembina(1)	87	48	88	49
Midstream NGL sales volume (mbpd)	105	94	119	108
Total volume (mbpd)	1,645	1,496	1,650	1,516
Revenue	1,606	1,175	3,365	2,424
Net revenue(2)	360	295	807	610
Operating expenses	91	91	186	168
Realized (loss) gain on commodity-related derivative financial instruments		4	(2)	6
Operating margin(2)	269	208	619	448
Depreciation and amortization included in operations	51	32	103	74
Unrealized (loss) gain on commodity-related derivative financial instruments	(4)	1		7
Gross profit	214	177	516	381
General and administrative expenses	35	26	72	59
Other expenses	1	1	2
Net finance costs	50	25	111	76
Current tax expense	15	9	49	13
Deferred tax expense	36	23	58	49
Earnings	77	93	224	184
Earnings per common share – basic and diluted (dollars)	0.21	0.30	0.65	0.61
EBITDA(2)	235	185	551	396
Cash flow from operating activities	155	151	416	383
Cash flow from operating activities per common share – basic (dollars)(2)	0.48	0.49	1.30	1.27
Adjusted cash flow from operating activities(2)	191	150	455	352
Adjusted cash flow from operating activities per common share – basic (dollars)(2)	0.59	0.49	1.42	1.16
Common share dividends declared	140	125	274	246
Dividends per common share (dollars)	0.43	0.41	0.85	0.81
Preferred share dividends declared	7		13
Capital expenditures	298	223	585	360
Total enterprise value ($ billions)(2)	18	12	18	12

(1)	Gas Services average volume processed converted to mboe/d from MMcf/d at 6:1 ratio.
(2)	Refer to "Non-GAAP and Additional GAAP Measures."

Revenue increased 37 percent in the second quarter of 2014 to $1.6 billion from $1.2 billion in the same period of the prior year and 39 percent year-to-date compared to the first half of 2013. Net revenue increased 22 percent to $360 million during the second quarter of 2014 from $295 million during the same period of 2013. This increase was due to strong performance in Pembina's Midstream business resulting from high volumes and positive pricing, as well as revenue generated by new capital investments, namely the Saturn I Facility and the crude oil, condensate and natural gas liquids ("NGL") Conventional Pipelines expansions (the "Phase I Expansions"). Year-to-date net revenue in 2014 was $807 million compared to $610 million during the same period of 2013. The increase relative to the prior period was due to the same factors that contributed to the higher revenue and net revenue during the second quarter of 2014.

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Pembina Pipeline Corporation

Operating expenses were $91 million during the second quarter of 2014, unchanged from the second quarter of 2013 due to timing of integrity-related spending. For the six months ended June 30, 2014, operating expenses were $186 million compared to $168 million in the same period of 2013. The increase in operating expenses for the first half of 2014 was largely the result of new assets in service, particularly the Phase I Expansions in the Company's Conventional Pipelines business and the Saturn I Facility in the Company's Gas Services business.

Operating margin totalled $269 million during the second quarter of 2014, up 29 percent from the same period last year when operating margin totalled $208 million. For the first six months of 2014, operating margin was $619 million compared to $448 million for the same period of 2013. These increases were primarily the result of the same factors that impacted revenue, net revenue and operating expenses for the periods, as discussed above.

Depreciation and amortization included in operations rose to $51 million during the second quarter of 2014 compared to $32 million during the same period in 2013. This increase was primarily a result of the $13 million impairment of non-core trucking-related assets during the second quarter of 2014 and the growth in Pembina's asset base since the prior period. For the six months ended June 30, 2014, depreciation and amortization included in operations was $103 million compared to $74 million in the first half of 2013 for the same reasons noted above.

Increased revenue and operating margin contributed to gross profit of $214 million during the second quarter and $516 million during the first six months of 2014 compared to $177 million and $381 million during the relative periods of the prior year. This represents a 21 percent and 35 percent increase, respectively.

For the three and six month period ending June 30, 2014, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $33 million and $68 million compared to $23 million and $55 million during the same periods of 2013. These increases were primarily due to the addition of new employees and consultants resulting from Pembina's growth since the second quarter and first half of 2013 as well as increased short-term and share-based incentive expenses resulting from the Company's higher share price. Every $1 change in share price is expected to change Pembina's annual share-based incentive expense by approximately $1 million.

Net finance costs in the second quarter of 2014 were $50 million compared to $25 million in the second quarter of 2013. For the first six months of 2014, net finance costs were $111 million compared to $76 million in the same period of the prior year. Higher net finance costs were primarily attributed to an increase in the unrealized loss relating to the revaluation of the conversion feature of the Company's convertible debentures as a result of the appreciation in Pembina's common share price during the second quarter and first half of 2014, and increased interest expense related to issuing $600 million in senior unsecured medium-term notes on April 4, 2014.

Income tax expense was $51 million for the second quarter of 2014, including current taxes of $15 million and deferred taxes of $36 million, compared to $32 million, including current taxes of $9 million and deferred taxes of $23 million in the same periods of 2013. The current taxes increased during the quarter as a result of the full utilization of certain tax pools in 2013. Deferred income tax expense arises from the difference between the accounting and tax basis of assets and liabilities. Income tax expense was $107 million for the six months ended June 30, 2014, including current taxes of $49 million and deferred taxes of $58 million, compared to current taxes of $13 million and deferred taxes of $49 million in the same period of 2013.

Pembina generated EBITDA of $235 million during the second quarter of 2014 compared to $185 million during the second quarter of 2013 and $551 million during the first half of 2014 compared to $396 million during the first half of 2013. These increases were largely due to improved results from operating activities in Pembina's businesses which included returns on new assets, expansions and services as discussed above.

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Pembina Pipeline Corporation

The Company's earnings decreased to $77 million ($0.21 per common share) during the second quarter of 2014 compared to $93 million ($0.30 per common share) during the second quarter of 2013. Despite improved operating margin, earnings decreased due to higher income tax expense and net finance costs, as well as increased depreciation due to the impairment of non-core trucking-related assets during the quarter ended June 30, 2014, as described above. Earnings were $224 million ($0.65 per common share) during the first half of 2014 compared to $184 million ($0.61 per common share) during the same period of the prior year. The year-to-date increase was mostly due to stronger operating margin for the first half of the year in 2014 compared to the same period in 2013.

Cash flow from operating activities was $155 million ($0.48 per common share) during the second quarter of 2014 compared to $151 million ($0.49 per common share) for the same period last year. The increase was primarily due to improved results from operating activities and a larger decrease in non-cash working capital in 2014 than in the same period in 2013. For the six months ended June 30, 2014, cash flow from operating activities was $416 million ($1.30 per common share) compared to $383 million ($1.27 per common share) during the same period last year. The year-to-date increase was primarily due to improved results from operating activities as well as a decrease in non-cash working capital in 2014 compared to a slight increase in 2013.

Adjusted cash flow from operating activities was $191 million ($0.59 per common share) during the second quarter of 2014 compared to $150 million ($0.49 per common share) during the second quarter of 2013. For the six months ended June 30, 2014, adjusted cash flow from operating activities was $455 million ($1.42 per common share) compared to $352 million ($1.16 per common share) during the same period last year. The increases for the three and six month periods were primarily due to higher cash flow from operating activities despite increased current taxes, share-based payment expenses and preferred share dividends declared.

Operating Results

	3 Months Ended June 30				6 Months Ended June 30
	2014		2013		2014		2013
($ millions)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)
Conventional Pipelines	122	77	101	65	239	154	197	126
Oil Sands & Heavy Oil	48	33	51	33	100	67	94	64
Gas Services	39	26	28	17	81	55	56	36
Midstream	151	131	114	92	387	340	262	220
Corporate		2	1	1		3	1	2
Total	360	269	295	208	807	619	610	448

(1)	Refer to "Non-GAAP and Additional GAAP Measures."
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Pembina Pipeline Corporation

Conventional Pipelines

	3 Months Ended June 30		6 Months Ended June 30
($ millions, except where noted)	2014	2013	2014	2013
Average throughput (mbpd)	573	484	563	489
Revenue	122	101	239	197
Operating expenses	44	38	84	73
Realized (loss) gain on commodity-related derivative financial instruments	(1)	2	(1)	2
Operating margin(1)	77	65	154	126
Depreciation and amortization (recovery) included in operations	1	(3)	14	(1)
Unrealized gain on commodity-related derivative financial instruments	1	1	2	2
Gross profit	77	69	142	129
Capital expenditures	92	59	233	120

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina's Conventional Pipelines business comprises a well-maintained and strategically located 8,200 km pipeline network that extends across much of Alberta and B.C. It transports approximately half of Alberta's conventional crude oil production, about thirty percent of the NGL produced in western Canada, and virtually all of the conventional oil and condensate produced in B.C. This business' primary objectives are to provide safe and reliable transportation services for customers, pursue opportunities for increased throughput, and maintain and/or grow sustainable operating margin on invested capital by capturing incremental volumes, expanding its pipeline systems, managing revenue and following a disciplined approach to its operating expenses.

Operational Performance

During the second quarter of 2014, Conventional Pipelines' throughput averaged 573 mbpd, consisting of an average of 420 mbpd of crude oil and condensate and 153 mbpd of NGL. This represents an increase of approximately 18 percent compared to the same period of 2013, when average throughput was 484 mbpd (consisting of an average of 363 mbpd of crude oil and condensate and 121 mbpd of NGL). On a year-to-date basis in 2014, throughput averaged 563 mbpd, consisting of an average of 411 mbpd of crude oil and condensate and 152 mbpd of NGL compared to 489 mbpd (consisting of an average of 366 mbpd of crude oil and condensate and 123 mbpd of NGL) in the first half of 2013. These increase are largely the result of Pembina's Phase I Expansions which were placed into service in December 2013 and which allowed for the receipt of higher volumes at Pembina's existing connections and truck terminals, as well as the addition of new connections. Further, the Company's Saturn I Facility delivered an average of 13 mbpd of NGL to Pembina's Peace Pipeline, contributing to the enhanced throughput during the second quarter and first half of the year.

Financial Performance

During the second quarter of 2014, Conventional Pipelines generated revenue of $122 million, 21 percent higher than the $101 million generated in the same quarter of the previous year. For the first six months of 2014, revenue was $239 million compared to $197 million for the same period in 2013. These increases during the respective periods were primarily due to the Phase I Expansions noted above, which increased capacity on Pembina's Peace and Northern Pipeline systems beginning in December 2013. Stronger volumes from new connections, the addition of volumes from the Saturn I Facility and higher tolls also contributed to the increase in revenue.

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Pembina Pipeline Corporation

During the second quarter of 2014, operating expenses were $44 million compared to $38 million in the second quarter of 2013 and $84 million for the six months ended June 30, 2014 compared to $73 million in the same period of 2013. The quarterly and year-to-date increases were mainly due to higher costs related to pipeline integrity, environmental and safety matters as well as increased expenses associated with the Phase I Expansions and new facilities.

As a result of higher revenue, which was partially offset by an increase in operating expenses, operating margin for the second quarter of 2014 was $77 million, 18 percent higher than the $65 million recorded during the same period of 2013. Operating margin was $154 million for the first half of 2014, 22 percent higher than the $126 million recorded for the first six months of 2013.

For depreciation and amortization included in operations during the second quarter of 2014, Conventional Pipelines incurred a $1 million expense compared to a $3 million recovery during the same period of the prior year. The increase in the second quarter of 2014 was due to additional in-service capital, with both the 2014 and 2013 periods offset by a reduction of depreciation due to a remeasurement of the decommissioning provision in excess of the carrying amount of the asset. Depreciation and amortization included in operations for the six months ended June 30, 2014 was an expense of $14 million compared to a recovery of $1 million in the first half of 2013. The year-to-date increase in 2014 was due to the same factor noted above.

For the three and six months ended June 30, 2014, gross profit was $77 million and $142 million, respectively, compared to $69 million and $129 million for the same periods of the prior year. These increases were due to higher revenue which was partially offset by increased operating expenses, as discussed above.

Capital expenditures for the second quarter and first half of 2014 totalled $92 million and $233 million, respectively, compared to $59 million and $120 million for the same periods of 2013. The majority of this spending relates to the expansion of certain pipeline assets as described herein.

New Developments

Pembina is pursuing numerous crude oil, condensate and NGL expansions on its Conventional Pipelines systems to accommodate increased customer demand and to address constrained pipeline capacity in several areas of its network.

In the second quarter, work continued on the Phase II crude oil, condensate and NGL expansions ("Phase II Expansions"). With respect to the crude oil and condensate portion, Pembina expects the project to be mechanically complete late in 2014 and commissioned in early-2015. Subject to regulatory approval, Pembina expects the NGL component of the project to be in-service in mid-2015.

The Company placed its previously announced pipeline expansion between Simonette and Fox Creek, Alberta into service on August 6, 2014.

Stakeholder consultation continues on the Company's previously announced Phase III pipeline expansion (the "Phase III Expansion") and Pembina anticipates filing regulatory applications for the project in the third quarter of 2014. Subject to regulatory and environmental approvals, Pembina expects this expansion to be in-service between late-2016 and mid-2017. Over the next several months, the Company is continuing work to secure further pipeline transportation commitments from customers while it refines the project scope. Subsequent to the end of the second quarter, Pembina secured an additional commitment of approximately 20 mbpd of capacity under a long-term contract. Any further commitments made before Pembina begins to order long-lead equipment would support increasing the design capacity of the Phase III Expansion.

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Pembina Pipeline Corporation

Pembina also plans to construct two new pipeline laterals into the Willesden Green area in south central Alberta, at an estimated cost of approximately $60 million. The project, which is underpinned by long-term take-or-pay contracts, entails installing approximately 56 km of high vapour pressure ("HVP") pipeline and 16 km of low vapour pressure ("LVP") pipeline, along with other associated infrastructure. The HVP pipeline will be connected to Pembina's Brazeau Pipeline and will be capable of transporting ethane-plus NGL from the field for delivery into the Fort Saskatchewan area. The LVP pipeline will be tied into Pembina’s Drayton Valley system and will deliver condensate into the Edmonton market. Subject to regulatory and environmental approvals, Pembina expects both laterals to be in-service in mid-2015. As a result of the ethane-plus lateral, an additional 10 mbpd of capacity will be under long-term contract for fractionation at Pembina's Redwater complex.

The Company is also making progress on its previously announced plans to extend the presence of its infrastructure into the Edson, Alberta area. The Company expects to spend approximately $100 million to complete work on two pipelines – one new NGL pipeline and one existing pipeline – between Edson and Fox Creek/Windfall junction and construct an NGL and condensate truck terminal near Edson. The estimated capital includes approximately $23 million associated with a pipeline acquisition which was announced in November 2013. Pembina expects that the new NGL pipeline will have a capacity of approximately 50 mbpd. The existing pipeline, which has a capacity of approximately 13 mbpd, will be transitioned into dedicated condensate use. A portion of both of these pipelines is under long-term take-or-pay contracts. Subject to regulatory approval, Pembina expects to bring the new NGL pipeline into service and transition the other pipeline into dedicated condensate service in early-2016 and bring the truck terminal into service in late-2016. Volumes aggregated from these pipelines and the truck terminal will access capacity on the segment of Pembina's Phase III Expansion from Fox Creek into Edmonton, Alberta.

Oil Sands & Heavy Oil

	3 Months Ended June 30		6 Months Ended June 30
($ millions, except where noted)	2014	2013	2014	2013
Contracted capacity (mbpd)	880	870	880	870
Revenue	48	51	100	94
Operating expenses	15	18	33	30
Operating margin(1)	33	33	67	64
Depreciation and amortization included in operations	3	5	8	10
Gross profit	30	28	59	54
Capital expenditures	20	13	25	25

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina plays an important role in supporting Alberta's oil sands and heavy oil industry. Pembina is the sole transporter of crude oil for Syncrude Canada Ltd. (via the Syncrude Pipeline) and Canadian Natural Resources Ltd.'s Horizon Oil Sands operation (via the Horizon Pipeline) to delivery points near Edmonton, Alberta. Pembina also owns and operates the Nipisi and Mitsue pipelines, which provide transportation for producers operating in the Pelican Lake and Peace River heavy oil regions of Alberta, and the Cheecham Lateral, which transports synthetic crude to oil sands producers operating southeast of Fort McMurray, Alberta. The Oil Sands & Heavy Oil business operates approximately 1,650 km of pipeline and has approximately 880 mbpd of capacity under long-term, extendible contracts, which provide for the flow-through of eligible operating expenses to customers. As a result, operating margin from this business is primarily driven by the amount of capital invested and is predominantly not sensitive to fluctuations in operating expenses or actual throughput.

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Pembina Pipeline Corporation

Financial Performance

The Oil Sands & Heavy Oil business realized revenue of $48 million in the second quarter of 2014 compared to $51 million during the second quarter of 2013. Revenue was lower in the second quarter of 2014 compared to the same period of the prior year due to lower flow-through operating costs. Year-to-date revenue in 2014 was $100 million compared to $94 million for the first half of 2013 largely due to higher volumes transported on the Nipisi Pipeline during 2014 arising from the addition of a new pump station, which was placed into service in the second quarter of 2013. Since its completion, this pump station has enabled the transportation of volumes above contracted levels. Higher operating expenses relating to scheduled integrity work in the first quarter of 2014, which were recovered under Pembina's contractual arrangements with its customers, also contributed to the increase.

Operating expenses were $15 million during the second quarter of 2014 compared to $18 million in the second quarter of 2013. This decrease is due to the timing of integrity-related initiatives in this business. For the first six months of 2014, operating expenses were $33 million compared to $30 million for the same period in 2013. Increased maintenance costs relating to scheduled integrity work in the first quarter of the year were the main contributors to the incremental operating expenses.

For the three and six months ended June 30, 2014, operating margin was $33 million and $67 million compared to $33 million and $64 million, respectively, for the same periods of 2013. The increases during the second quarter and first half of 2014 were primarily due to the addition of the new pump station on the Nipisi Pipeline.

For depreciation and amortization included in operations during the second quarter and first half of 2014, Oil Sands & Heavy Oil recognized a $3 million and $8 million expense, compared to $5 million and $10 million, respectively, in the same periods of last year.

For the three and six months ended June 30, 2014, gross profit was $30 million and $59 million compared to $28 million and $54 million during the three and six months ended June 30, 2013 due to the factors discussed above.

During the first half of the year, capital expenditures within the Oil Sands & Heavy Oil business totalled $25 million and were primarily related to the potential Cornerstone Pipeline System, discussed below, and to complete the connection of the Nipisi Pipeline to the Trans Mountain pipeline. This compares to $25 million spent during the same period of 2013, which related primarily to the construction of additional pump stations in the Slave Lake, Alberta, area on the Nipisi and Mitsue pipelines.

New Developments

Pembina continues to move forward with work related to its previously announced $35 million engineering support agreement ("ESA") to progress a potential new oil sands pipeline project (the "Cornerstone Pipeline System"). Provided that the oil sands project receives producer sanctioning, that satisfactory commercial agreements can be reached and that all regulatory approvals can be obtained thereafter, Pembina is on track to bring the Cornerstone Pipeline System into service in conjunction with the in-service date of the upstream oil sands project.

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Pembina Pipeline Corporation

Gas Services

	3 Months Ended June 30		6 Months Ended June 30
($ millions, except where noted)	2014	2013	2014	2013
Average volume processed (MMcf/d) net to Pembina(1)	522	290	525	295
Average volume processed (mboe/d)(2) net to Pembina	87	48	88	49
Revenue	39	28	81	56
Operating expenses	13	11	26	20
Operating margin(3)	26	17	55	36
Depreciation and amortization included in operations	4	3	10	7
Gross profit	22	14	45	29
Capital expenditures	85	83	157	122

(1)	Volumes at Musreau exclude deep cut processing as those volumes are counted when they are processed through the shallow cut portion of the plant.
(2)	Average volume processed converted to mboe/d from MMcf/d at a 6:1 ratio.
(3)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina's operations include a growing natural gas gathering and processing business, which is strategically positioned in active and emerging NGL-rich plays in the WCSB and integrated with Pembina's other businesses. Gas Services provides gas gathering, compression, and both shallow and deep cut processing services for its customers, primarily on a fee-for-service basis under long-term contracts. The NGL extracted through these processes are transported on Pembina's Conventional Pipelines. Operating assets in this business include:

•	Pembina's Cutbank Complex – located near Grand Prairie, Alberta, this facility includes three shallow cut sweet gas processing plants (the Cutbank Gas Plant, the Musreau Gas Plant and the Kakwa Gas Plant) and one deep cut gas processing plant (the Musreau Deep Cut Facility). In total, the Cutbank Complex has 425 MMcf/d of processing capacity (368 MMcf/d net to Pembina) and 205 MMcf/d of ethane-plus extraction capacity (net to Pembina). This facility also includes approximately 350 km of gathering pipelines.

•	Pembina's Saturn I Facility – located near Hinton, Alberta, this facility includes 200 MMcf/d of ethane-plus extraction capacity as well as approximately 25 km of gathering pipelines.

The Cutbank Complex and Saturn I Facility are connected to Pembina's Peace Pipeline system. The Company continues to progress construction and development of numerous other facilities in its Gas Services business to meet the growing needs of producers in west central Alberta, as discussed in more detail below.

Operational Performance

Within its Gas Services business, the average volume processed, net to Pembina, was 522 MMcf/d during the second quarter of 2014, approximately 80 percent higher than the 290 MMcf/d processed during the second quarter of the previous year. On a year-to-date basis, volumes have increased over 78 percent compared to the first half of last year. Higher volumes were primarily related to the addition of the Saturn I Facility, which was placed into service in late October 2013 and which operated above its nameplate capacity of 200 MMcf/d during the second quarter and first half of 2014. Pembina's Cutbank Complex also processed higher volumes during the periods compared to the same periods of 2013. This was because of sustained producer activity in the areas surrounding the assets that is focused on liquids-rich natural gas due to its higher price relative to dry gas, as well as increased operational performance at the Cutbank Complex.

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Financial Performance

Gas Services contributed $39 million in revenue during the second quarter of 2014, up from the $28 million generated in the second quarter of 2013. For the first half of the year, revenue was $81 million compared to $56 million in the same period of 2013. These 39 percent and 45 percent increases primarily reflect the Saturn I Facility being placed into service, as discussed above. Higher volumes, along with greater facility reliability leading to increased processing fees and operating recoveries at the Company's Musreau shallow cut and deep cut facilities also contributed to the growth in revenue.

During the second quarter of 2014, Gas Services incurred operating expenses of $13 million compared to $11 million in the second quarter of 2013. Year-to-date operating expenses totalled $26 million, up from $20 million during the same period of the prior year. The quarterly and year-to-date increases were mainly due to additional operating costs associated with the new Saturn I Facility being in-service, as well as higher operating costs associated with the increased volumes at the Cutbank Complex including turnaround costs at the Cutbank Gas Plant. This routine and scheduled turnaround occurred during the first two weeks of June 2014. These types of expenditures are recovered under Pembina's contractual arrangements with its customers.

Gas Services realized operating margin of $26 million in the second quarter and $55 million in the first half of 2014 compared to $17 million and $36 million during the same periods of the prior year. These increases are the result of the same factors that lead to increased revenue as discussed above.

Depreciation and amortization included in operations during the second quarter and first half of 2014 totalled $4 million and $10 million, respectively, up from $3 million and $7 million, respectively, during the same periods of the prior year. These increases were primarily due to new in-service assets, specifically the Saturn I Facility and associated infrastructure.

For the three months ended June 30, 2014, gross profit was $22 million compared to $14 million in the same period of 2013. On a year-to-date basis, gross profit was $45 million compared to $29 million during the first half of 2013. These increases reflect higher operating margin during the 2014 period compared to the second quarter of 2013, as discussed above.

For the first six months of 2014, capital expenditures within Gas Services totalled $157 million compared to $122 million during the same period of 2013. Capital spending in 2014 was largely to progress the multi-year construction projects at Resthaven, Saturn II, and Musreau II, which are discussed below.

New Developments

Pembina continues to progress numerous growth projects in its Gas Services business and expects the expansions detailed below to bring the Company's Gas Services processing capacity to approximately 1.2 bcf/d (net) by the end of 2015, including ethane-plus extraction capacity of approximately 735 MMcf/d (net). The volumes from Pembina's existing assets and those under development (as outlined below) will be processed largely on a contracted, fee-for-service basis and could result in approximately 55 mbpd of NGL, subject to gas compositions, that would be transported for toll revenue on Pembina's Conventional Pipelines once the projects are complete.

•	Resthaven Facility – a 200 MMcf/d (134 MMcf/d net to Pembina) combined shallow cut and deep cut (ethane-plus) NGL extraction facility;

•	Saturn II Facility – a 200 MMcf/d 'twin' of the Saturn I Facility; and,

•	Musreau II Facility – a 100 MMcf/d shallow cut gas plant and associated infrastructure.

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Pembina Pipeline Corporation

At the Company's Resthaven Facility, Pembina is currently progressing pre-commissioning activities and has completed 90 percent of site construction to-date. The Company expects to bring the facility and associated pipelines into service by the end of the third quarter of 2014.

At Pembina's Musreau II Facility, the Company has completed approximately 30 percent of site construction to-date and expects the facility to be in-service in the first quarter of 2015.

The Saturn II Facility will leverage the engineering work completed for the Saturn I Facility and is expected to be in-service by late-2015. Pembina has completed approximately 17 percent of site construction to-date. The Company expects the Saturn II Facility will have the capability of extracting up to 13.5 mbpd of NGL which will be transported, using excess capacity, on the same liquids pipeline lateral Pembina constructed for the Saturn I Facility.

Midstream

	3 Months Ended June 30(1)		6 Months Ended June 30(1)
($ millions, except where noted)	2014	2013	2014	2013
NGL sales volume (mbpd)	105	94	119	108
Revenue	1,409	1,006	2,970	2,101
Cost of goods sold, including product purchases	1,258	892	2,583	1,839
Net revenue(2)	151	114	387	262
Operating expenses	21	24	46	46
Realized gain (loss) on commodity-related derivative financial instruments	1	2	(1)	4
Operating margin(2)	131	92	340	220
Depreciation and amortization included in operations	43	27	71	58
Unrealized (loss) gain on commodity-related derivative financial instruments	(5)		(2)	5
Gross profit	83	65	267	167
Capital expenditures	88	66	153	90

(1)	Share of profit from equity accounted investees not included in these results.
(2)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina offers customers a comprehensive suite of midstream products and services through its Midstream business as follows:

•	Crude oil midstream targets oil and diluent-related development opportunities at key sites across Pembina's network and comprises 17 truck terminals (including three capable of emulsion treatment and water disposal), and terminalling at downstream hub locations at Pembina's Nexus Terminal ("PNT"), including: storage, crude oil by rail services and terminal connectivity. PNT includes: 21 inbound pipeline connections; 13 outbound pipeline connections; in excess of 1.2 million bpd of crude oil and condensate supply connected to the terminal; and 310 mbbls of surface storage in and around the Edmonton and Fort Saskatchewan, Alberta areas.

•	NGL midstream includes two NGL operating systems – Redwater West and Empress East.

o	The Redwater West NGL system ("Redwater West") includes the Younger extraction and fractionation facility in B.C.; a 73 mbpd NGL fractionator and 7.9 mmbbls of finished product cavern storage at Redwater, Alberta; and third-party fractionation capacity in Fort Saskatchewan, Alberta. Redwater West purchases NGL mix from various natural gas and NGL producers and fractionates it into finished products for further distribution and sale. Also located at the Redwater site is Pembina's rail-based terminal which services Pembina's proprietary and customer needs for importing and exporting specification NGL and crude oil.

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Pembina Pipeline Corporation

o	The Empress East NGL system ("Empress East") includes 2.3 bcf/d capacity in the straddle plants at Empress, Alberta; 20 mbpd of fractionation capacity and 1.1 mmbbls of cavern storage in Sarnia, Ontario; and ownership of 5.1 mmbbls of hydrocarbon storage at Corunna, Ontario. Empress East extracts NGL mix from natural gas at the Empress straddle plants and purchases NGL mix from other producers/suppliers. Ethane and condensate are generally fractionated out of the NGL mix at Empress and sold into Alberta markets. The remaining NGL mix is transported by pipeline to Sarnia, Ontario for further fractionation, distribution and sale.

The financial performance of NGL midstream can be affected by the seasonal demand for propane. Propane inventory generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year during the winter heating season. Condensate, butane and ethane are generally sold consistently throughout the year.

Operational & Financial Performance

In the Midstream business, Pembina generated net revenue of $151 million during the second quarter of 2014, up from $114 million during the second quarter of 2013. The increase is largely due to higher volumes and improved pricing and market fundamentals as well as enhanced service offerings since the prior period. Year-to-date revenue, net of cost of goods sold, was $387 million in 2014 compared to $262 million in 2013. This increase was primarily due to a stronger year-over-year propane market across North America caused by extended periods of colder-than-average temperatures.

Operating expenses during the second quarter and first half of 2014 were $21 million and $46 million, respectively, compared to $24 million and $46 million in the comparable periods of 2013. The decrease during the second quarter and first half of 2014 was largely due to lower costs related to the Company's non-core trucking-related services.

Operating margin was $131 million during the second quarter of 2014 and $340 million during the first half of the year compared to $92 million and $220 million in the respective periods of 2013. These increases were primarily related to growth in revenue and decreased operating expenses as discussed above.

The Company's crude oil midstream operating margin grew to $54 million in the second quarter of 2014 compared to $29 million in the same period of 2013. This increase was largely due to stronger margins and higher volumes, the consolidation of condensate-related services within the crude oil midstream business, crude oil unit train loading services (which began in October 2013), as well as improved volumes at Pembina's truck and full-service terminals during the quarter. For the first half of the year, crude oil midstream operating margin totalled $105 million compared to $71 million during the same period of the prior year. The higher year-to-date results were due to the same factors discussed above combined with increased storage opportunities in the first quarter of 2014.

Operating margin for Pembina's NGL midstream activities was $77 million for the second quarter of 2014 compared to $63 million for the second quarter of 2013. The increase in operating margin during the second quarter was primarily due to better propane pricing at Empress East as well as higher fee-for-service storage revenue related to two new caverns being placed into service (one in the second quarter and one in the third quarter of 2013) at Redwater West. Further, at 105 mbpd, second quarter 2014 NGL sales volumes were 12 percent higher than the same period in 2013 due to higher production rates at both Redwater West and Empress East. For the six months ended June 30, 2014, operating margin for NGL midstream was $235 million compared to $149 million for the same period of 2013. The increase in operating margin for the first half of the year related to a stronger year-over-year market for propane, as discussed above, as well as increased fee-for-service storage cavern revenue.

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Pembina Pipeline Corporation

Depreciation and amortization included in operations for Pembina's Midstream business during the second quarter of 2014 totalled $43 million compared to $27 million for the second quarter of 2013. Year-to-date depreciation and amortization included in operations totaled $71 million, up from $58 million during the first half of 2013. The quarterly and year-to-date increases primarily reflect the $13 million impairment of non-core trucking-related assets during the second quarter of 2014.

In the second quarter of 2014, unrealized loss on commodity-related derivative financial instruments relating to the Midstream business was $5 million compared to nil for the three months ended June 30, 2013. For the first half of the year, the unrealized loss on commodity-related derivative financial instruments was $2 million compared to $5 million of unrealized gain in the same period of the prior year. This reflects fluctuations in the future NGL and natural gas price indices during the period (see "Market Risk Management Program").

For the three and six months ended June 30, 2014, gross profit in this business was $83 million and $267 million compared to $65 million and $167 million during the same periods in 2013 due to the same factors impacting revenue, operating expenses, depreciation and amortization included in operations and unrealized gains on commodity-related derivative financial instruments as noted above.

For the six months ended June 30, 2014, capital expenditures within the Midstream business totalled $153 million compared to $90 million during the same period of 2013. Capital spending in this business in 2014 was primarily directed towards the development of Pembina's second fractionator (RFS II), the build-out of Pembina's full-service terminal network, storage caverns and associated infrastructure, and above-ground storage in the Edmonton area.

New Developments

Market demand for products and services in the Midstream space is strong for both crude oil and NGL. The capital being deployed in the Midstream business is primarily directed towards fee-for-service projects.

On May 12, 2014, Pembina announced RFS III, which is underpinned by long-term take-or-pay contracts with multiple producers. This will be the third fractionator at Pembina's Redwater complex and will leverage the design and engineering work completed for Pembina's first and second fractionators ("RFS I" and "RFS II"). Subsequent to the end of the second quarter, Pembina contracted the majority of the remaining capacity at RFS III.

With the addition of RFS III, Pembina's fractionation capacity will total 210 mbpd, making the Company's Redwater complex the largest fractionation facility in Canada. Certain components of RFS III will be upsized and the site will be designed to accommodate a de-ethanizer tower in the future, should Pembina receive commercial support to backstop such an expansion. Subject to regulatory and environmental approval, Pembina expects RFS III to be in-service in the third quarter of 2017.

At Pembina's previously announced $415 million RFS II project (a second 73 mbpd ethane-plus fractionator at Pembina's Redwater site), the Company continued to progress with facility construction during the second quarter of 2014. Long-lead equipment purchasing is substantially complete, with all major items expected to be delivered to the site by the end of the third quarter of 2014. The mechanical contractor mobilized to the site at the start of April 2014 and structural steel and piping is currently being installed. The project is on schedule and anticipated to be on-stream late in the fourth quarter of 2015.

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Pembina Pipeline Corporation

Pembina plans to spend $50 million on a new brine pond, rail upgrades, and the installation of a new propane truck rack to meet increased demand for services at its storage and terminalling facilities in Corunna, Ontario.

Pembina's Midstream business placed a new full-service truck terminal in the Cynthia area of Alberta into service on June 16, 2014.

The Company also continued with the development of storage capacity at its Edmonton terminal. During the quarter, Pembina progressed detailed engineering and began construction at the site with a view of bringing the additional 540 mbbls of above-ground storage tanks into service in mid-2016.

Liquidity & Capital Resources

($ millions)	June 30, 2014	December 31, 2013
Working capital(1)	371	(170)
Variable rate debt(2)
Bank debt		50
Total variable rate debt outstanding		50
Fixed rate debt(2)
Senior unsecured notes	467	642
Senior unsecured term debt		75
Senior unsecured medium-term notes	1,500	900
Subsidiary debt		8
Total fixed rate debt outstanding (average of 4.8%)	1,967	1,625
Convertible debentures(2)	483	633
Finance lease liability	8	9
Total debt and debentures outstanding	2,458	2,317
Cash and unutilized debt facilities	1,816	1,531

(1)	As at June 30, 2014, working capital includes $4 million (December 31, 2013: $262 million) associated with the current portion of loans and borrowings.
(2)	Face value.

Pembina anticipates cash flow from operating activities will be more than sufficient to meet its short-term operating obligations and fund its targeted dividend level. In the short-term, Pembina expects to source funds required for capital projects from cash and cash equivalents, unutilized debt facilities and the DRIP. Further, based on its successful access to financing in the debt and equity markets over the past several years, Pembina believes it should continue to have access to funds at attractive rates, if and when required. Management remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Management may make adjustments to Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt, seek new borrowing and/or issue additional equity.

Pembina's credit facilities at June 30, 2014 consisted of an unsecured $1.5 billion revolving credit facility due March 2019 and an operating facility of $30 million due July 2015, which is expected to be renewed on an annual basis. Borrowings on the revolving credit facility and the operating facility bear interest at prime lending rates plus nil to 1.25 percent or Bankers' Acceptances rates plus 1.00 percent to 2.25 percent. Margins on the credit facilities are based on the credit rating of Pembina's senior unsecured debt. There are no repayments due over the term of these facilities. As at June 30, 2014, Pembina had $1,816 million of cash and unutilized debt facilities. Pembina also had an additional $11 million in letters of credit issued in a separate demand letter of credit facility. At June 30, 2014, Pembina had loans and borrowings (excluding amortization, letters of credit and finance lease liabilities) of $1,967 million. Pembina's senior debt to total capital at June 30, 2014 was 24 percent. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under its senior unsecured notes, medium-term notes and revolving credit and operating facilities including a requirement to maintain certain financial ratios. Pembina is also subject to customary restrictions on its operations and activities under its notes and facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets. Pembina has been in compliance with all covenants under its notes and facilities during the quarter ended June 30, 2014 and the year ended December 31, 2013.

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Pembina Pipeline Corporation

During the second quarter of 2014, $63 million of Pembina's debentures (face value) were converted into 2.4 million common shares. The conversions were primarily of Series E convertible debentures maturing December 31, 2017 with a conversion price of $24.94 per common share.

On April 4, 2014, Pembina closed its offering of $600 million of senior unsecured medium-term notes. The notes have a fixed interest rate of 4.81 percent per annum, paid semi-annually, and mature on March 25, 2044. The notes were offered through a syndicate of dealers under Pembina's short-form base shelf prospectus dated February 22, 2013, a related prospectus supplement dated April 24, 2013 and a related pricing supplement dated April 1, 2014. The Company used a portion of the proceeds from the offering to repay the $75 million senior unsecured term facility on April 7, 2014 and repay the $175 million senior unsecured notes (Series A) on June 16, 2014. The Company plans to use the remainder to fund capital projects and for general corporate purposes.

Credit Ratings

The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability, and the associated costs, to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

DBRS rates Pembina's senior unsecured notes and senior unsecured medium-term notes 'BBB' and Series 1, Series 3 and Series 5 Preferred Shares Pfd-3. S&P's long-term corporate credit rating on Pembina is 'BBB' and its rating of the Series 1, Series 3 and Series 5 Preferred Shares is P-3.

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Pembina Pipeline Corporation

Market Risk Management Program

Pembina's results are subject to movements in commodity prices, foreign exchange and interest rates. A formal Risk Management Program including policies and procedures has been designed to mitigate these risks.

Commodity price risk

Pembina's Midstream business is exposed to changes in commodity prices as a result of frac spread risk or the relative price differential between the input cost of the natural gas required to produce NGL products and the price at which they are sold. Pembina responds to commodity price risk by using an active Risk Management Program to fix revenue on a minimum of 50 percent of the committed term natural gas supply costs. Pembina's Midstream business is also exposed to variability in quality, time and location differentials. The Company utilizes financial derivative instruments as part of its overall risk management strategy to assist in managing the exposure to commodity price risk as a result of these activities. The Company does not trade financial instruments for speculative purposes.

Foreign exchange risk

Pembina's commodity-related cash flows are subject to currency risk, primarily arising from the denomination of specific earnings and cash flows in U.S. dollars. Pembina responds to this risk using an active Risk Management Program to exchange foreign currency for domestic currency based on cash flow requirements.

Interest rate risk

Pembina has floating interest rate debt facilities which subjects the Company to interest rate risk. Pembina responds to this risk under the Risk Management Program by entering into financial derivative contracts to fix interest rates.

Capital Expenditures

	3 Months Ended June 30		6 Months Ended June 30
($ millions)	2014	2013	2014	2013
Development capital
Conventional Pipelines	92	59	233	120
Oil Sands & Heavy Oil	20	13	25	25
Gas Services	85	83	157	122
Midstream	88	66	153	90
Corporate/other projects	13	2	17	3
Total development capital	298	223	585	360

For the three months ended June 30, 2014, capital expenditures were $298 million compared to $223 million during the same three month period of 2013. During the first half of 2014, capital expenditures were $585 million compared to $360 million during the same six month period in 2013.

The majority of the capital expenditures in the second quarter and first half of 2014 were in Pembina's Conventional Pipelines, Gas Services and Midstream businesses. Conventional Pipelines' capital was incurred to complete its previously announced Simonette Expansion and progress its Phase II and Phase III expansions. Gas Services' capital was deployed to progress the Resthaven, Saturn II and Musreau II facilities. Midstream's capital expenditures were primarily directed towards RFS II, cavern development and related infrastructure at the Redwater facility.

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Pembina Pipeline Corporation

Contractual Obligations at June 30, 2014

($ millions)	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Operating and finance leases	481	41	101	93	246
Loans and borrowings(1)	3,495	100	189	189	3,017
Convertible debentures(1)	650	29	59	249	313
Construction commitments(2)(3)	1,697	1,584	113
Provisions	314		13	23	278
Total contractual obligations(2)	6,637	1,754	475	554	3,854

(1)	Excluding deferred financing costs.
(2)	Excluding significant projects that are awaiting regulatory approval.
(3)	Including investment commitments to equity accounted investees of $19 million (2013: $nil).

Pembina is, subject to certain conditions, contractually committed to the construction and operation of the Saturn II Facility, the Resthaven Facility, the Musreau II Facility, RFS II, RFS III as well as its Phase II and III pipeline expansions and certain caverns at its Redwater site. See "Forward-Looking Statements & Information."

Changes in Accounting Principles and Practices

New standards adopted in 2014

The following new standards, interpretations, amendments and improvements to existing standards issued by the International Accounting Standards Board ("IASB") or IFRS Interpretations Committee ("IFRIC") were adopted as of January 1, 2014 without any material impact to Pembina's Interim Financial Statements: IAS 32 Financial Instruments and IFRIC 21 Levies.

New Standards and Interpretations not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC and are effective for accounting periods beginning on or after January 1, 2015. These standards have not been applied in preparing these Interim Financial Statements. Those which may be relevant to Pembina are described below:

IFRS 9 Financial Instruments (2013) is effective January 1, 2018 and is available for adoption. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position and is assessing when adoption will occur.

IFRS 15 Revenue from Contracts with Customers is effective for fiscal periods ending on or after December 31, 2017. The Company intends to adopt IFRS 15 for the annual period beginning on January 1, 2017. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

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Pembina Pipeline Corporation

Controls and Procedures

Changes in internal control over financial reporting

Pembina's Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings." The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.

The Chief Executive Officer and the Chief Financial Officer have designed, with the assistance of Pembina employees, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, financial reporting is reliable, and financial statements prepared for external purposes are in accordance with GAAP.

During the second quarter of 2014, there were no changes made to Pembina's ICFR that materially affected, or are reasonably likely to materially affect, its ICFR.

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Pembina Pipeline Corporation

Trading Activity and Total Enterprise Value(1)

			As at and for the 3 months ended
($ millions, except where noted)	August 6, 2014	(2)	June 30, 2014		June 30, 2013
Trading volume and value
Total volume (millions of shares)	16		52		38
Average daily volume (thousands of shares)	650		820		586
Value traded	748		2,244		1,227
Shares outstanding (millions of shares)	327		325		309
Closing share price (dollars)	45.29		45.91		32.18
Market value
Common shares	14,798		14,940		9,958
Series 1 Preferred Shares (PPL.PR.A)	245	(3)	244	(4)
Series 3 Preferred Shares (PPL.PR.C)	152	(5)	151	(6)
Series 5 Preferred Shares (PPL.PR.E)	260	(7)	260	(8)
5.75% convertible debentures (PPL.DB.C)	434	(9)	459	(10)	355	(11)
5.75% convertible debentures (PPL.DB.E)	51	(12)	55	(13)	224	(14)
5.75% convertible debentures (PPL.DB.F)	250	(15)	263	(16)	191	(17)
Market capitalization	16,190		16,372		10,728
Senior debt	1,967		1,967		1,722
Cash and cash equivalents	(182)		(287)		(10)
Total enterprise value(18)	17,975		18,052		12,440

(1)	Trading information in this table reflects the activity of Pembina securities on the Toronto Stock Exchange only.
(2)	Based on 25 trading days from July 1, 2014 to August 6, 2014, inclusive.
(3)	10 million preferred shares outstanding at a market price of $24.49 at August 6, 2014.
(4)	10 million preferred shares outstanding at a market price of $24.35 at June 30, 2014.
(5)	6 million preferred shares outstanding at a market price of $25.27 at August 6, 2014.
(6)	6 million preferred shares outstanding at a market price of $25.22 at June 30, 2014.
(7)	10 million preferred shares outstanding at a market price of $25.99 at August 6, 2014.
(8)	10 million preferred shares outstanding at a market price of $25.98 at June 30, 2014.
(9)	$274 million principal amount outstanding at a market price of $158.48 at August 6, 2014 and with a conversion price of $28.55.
(10)	$284 million principal amount outstanding at a market price of $161.47 at June 30, 2014 and with a conversion price of $28.55.
(11)	$299 million principal amount outstanding at a market price of $118.09 at June 30, 2013 and with a conversion price of $28.55.
(12)	$28 million principal amount outstanding at a market price of $181.70 at August 6, 2014 and with a conversion price of $24.94.
(13)	$30 million principal amount outstanding at a market price of $182.31 at June 30, 2014 and with a conversion price of $24.94.
(14)	$172 million principal outstanding at a market price of $130.30 at June 30, 2013 and with a conversion price of $24.94.
(15)	$163 million principal amount outstanding at a market price of $154.00 at August 6, 2014 and with a conversion price of $29.53.
(16)	$169 million principal amount outstanding at a market price of $155.75 at June 30, 2014 and with a conversion price of $29.53.
(17)	$172 million principal outstanding at a market price of $117.90 at June 30, 2013 with a conversion price of $29.53.
(18)	Refer to "Non-GAAP and Additional GAAP Measures."

As indicated in the table above, Pembina's total enterprise value was $18 billion at June 30, 2014. The increase from 2013 was primarily due to greater common shares outstanding related to the DRIP and debenture conversions, as well as an increase in the price of Pembina's common shares and the addition of the preferred shares.

Common Share Dividends

Common share dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of the Board of Directors, which will consider earnings, capital requirements, the financial condition of Pembina and other relevant factors.

Pembina announced on May 8, 2014, that it increased its monthly dividend by 3.6 percent from $0.14 per common share per month (or $1.68 annualized) to $0.145 per common share per month (or $1.74 annualized) effective as of the May 25, 2014 record date, payable June 13, 2014.

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Pembina Pipeline Corporation

Preferred Share Dividends

The holders of Pembina's preferred shares are entitled to receive fixed cumulative dividends payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period for each series of preferred share.

DRIP

Eligible Pembina shareholders have the opportunity to receive, by reinvesting the cash dividends declared payable by Pembina on their common shares, either (i) additional common shares at a discounted subscription price equal to 95 percent of the Average Market Price (as defined in the DRIP), pursuant to the "Dividend Reinvestment Component" of the DRIP, or (ii) a premium cash payment (the "Premium Dividend™") equal to 102 percent of the amount of reinvested dividends, pursuant to the "Premium Dividend™ Component" of the DRIP. Additional information about the terms and conditions of the DRIP can be found at www.pembina.com.

Participation in the DRIP for the second quarter of 2014 was approximately 58 percent of common shares outstanding for proceeds of approximately $80 million.

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. Such risk factors are presented in Pembina's MD&A and Pembina's Annual Information Form ("AIF") for the year ended December 31, 2013. Pembina's MD&A and AIF are available at www.pembina.com, in Canada under Pembina's company profile on www.sedar.com and in the U.S. under the Company's profile at www.sec.gov.

Selected Quarterly Operating Information

	2014		2013				2012
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Average volume (mbpd unless stated otherwise)
Conventional Pipelines throughput	573	553	500	489	484	494	480	444	434
Oil Sands & Heavy Oil contracted capacity, end of period	880	880	880	880	870	870	870	870	870
Gas Services processing (mboe/d)(1)	87	88	66	48	48	50	46	46	48
NGL sales volume	105	133	122	99	94	123	116	87	90
Total	1,645	1,654	1,568	1,516	1,496	1,537	1,512	1,447	1,442

(1)	Net to Pembina. Converted to mboe/d from MMcf/d at a 6:1 ratio.

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Selected Quarterly Financial Information

	2014		2013				2012
($ millions, except where noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4		Q3	Q2
Revenue	1,606	1,759	1,301	1,300	1,175	1,249	1,265		816	871
Operating expenses	91	95	101	87	91	77	86		69	68
Cost of goods sold, including product purchases	1,246	1,312	922	983	880	934	968		566	642
Realized (loss) gain on commodity-related derivative financial instruments		(2)	(3)	(4)	4	2	11		(3)	(13)
Operating margin(1)	269	350	275	226	208	240	222		178	148
Depreciation and amortization included in operations	51	52	42	47	32	42	48		52	52
Unrealized (loss) gain on commodity-related derivative financial instruments	(4)	4	2	(2)	1	6	(2)		(23)	65
Gross profit	214	302	235	177	177	204	172		103	161
EBITDA(1)	235	316	235	201	185	211	198		152	126
Cash flow from operating activities	155	261	208	95	151	232	145		134	28
Cash flow from operating activities per common share – basic (dollars)(1)	0.48	0.82	0.66	0.30	0.49	0.78	0.50		0.46	0.10
Adjusted cash flow from operating activities(1)	191	264	185	188	150	202	172	(2)	132 (2)	91	(2)
Adjusted cash flow from operating activities per common share – basic(1) (dollars)	0.59	0.83	0.59	0.61	0.49	0.68	0.59		0.46	0.32
Earnings for the period	77	147	95	72	93	91	81		31	80
Earnings per common share – basic (dollars)	0.21	0.44	0.29	0.22	0.30	0.30	0.28		0.11	0.28
Earnings per common share – diluted (dollars)	0.21	0.41	0.29	0.22	0.30	0.30	0.28		0.11	0.28
Common shares outstanding (millions):
Weighted average – basic	323	319	314	311	308	296	292		289	285
Weighted average – diluted	325	340	315	312	309	297	293		290	286
End of period	325	321	315	312	310	307	293		291	288
Common share dividends declared	140	134	132	129	125	121	118		117	116
Common dividends per share (dollars)	0.430	0.420	0.420	0.415	0.405	0.405	0.405		0.405	0.405
Preferred share dividends declared	7	6	5

(1)	Refer to "Non-GAAP and Additional GAAP Measures."
(2)	2012 adjusted cash flow from operating activities is before acquisition costs of: Q4 - $1 million; Q3 - $2 million; Q2 – nil.

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Pembina Pipeline Corporation

During the periods in the previous table, Pembina's results were impacted by the following factors and trends:

•	Increased oil production from customers operating in the Montney, Cardium and Deep Basin Cretaceous formations of west central Alberta, which resulted in increased service offerings, new connections and capacity expansions in these areas;

•	Increased liquids-rich natural gas production from producers in the WCSB (Deep Basin, Montney and emerging Duvernay Shale plays), which resulted in increased gas gathering and processing at the Company's Gas Services assets, additional associated NGL transported on its pipelines and expansion of its fractionation capacity;

•	New assets being placed into service;

•	An improved propane market in North America; and

•	Increased shares outstanding due to: the DRIP, debenture conversions, and the bought deal equity financing in the first quarter of 2013.

Additional Information

Additional information about Pembina filed with Canadian and U.S. securities commissions, including quarterly and annual reports, AIFs (filed with the U.S. Securities and Exchange Commission under Form 40-F), Management Information Circulars and financial statements can be found online at www.sedar.com, www.sec.gov and at Pembina's website at www.pembina.com.

Non-GAAP and Additional GAAP Measures

Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its business. Since Non-GAAP and Additional GAAP Measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP and Additional GAAP Measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP and Additional GAAP Measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

The intent of Non-GAAP and Additional GAAP Measures is to provide additional useful information to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these Non-GAAP and Additional GAAP Measures differently.

Investors should be cautioned that net revenue, EBITDA, adjusted cash flow from operating activities, operating margin and total enterprise value should not be construed as alternatives to earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance.

Net revenue

Net revenue is a Non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results including the Midstream business, aggregate revenue results of each of the Company's businesses and set comparable objectives.

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Pembina Pipeline Corporation

Earnings before interest, taxes, depreciation and amortization ("EBITDA")

EBITDA is a Non-GAAP measure. EBITDA is calculated as results from operating activities plus share of profit from equity accounted investees (before tax, depreciation and amortization) plus depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact.

Management believes that EBITDA provides useful information to investors as it is an important indicator of the issuer's ability to generate liquidity through cash flow from operating activities. EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes EBITDA to set objectives and as a key performance indicator of the Company's success.

	3 Months Ended June 30		6 Months Ended June 30
($ millions, except per share amounts)	2014	2013	2014	2013
Results from operating activities	178	150	442	322
Share of profit from equity accounted investees (before tax, depreciation and amortization)		1	2	3
Depreciation and amortization	53	35	107	78
Unrealized loss (gain) on commodity-related derivative financial instruments	4	(1)		(7)
EBITDA	235	185	551	396
EBITDA per common share – basic (dollars)	0.72	0.60	1.71	1.31

Adjusted cash flow from operating activities

Adjusted cash flow from operating activities is a Non-GAAP measure which is defined as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and excluding preferred share dividends declared. Adjusted cash flow from operating activities excludes preferred share dividends because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments.

	3 Months Ended June 30		6 Months Ended June 30
($ millions, except per share amounts)	2014	2013	2014	2013
Cash flow from operating activities	155	151	416	383
Add (deduct):
Change in non-cash operating working capital	57	12	64	(5)
Current tax expenses	(15)	(9)	(49)	(13)
Taxes paid	13		58
Accrued share-based payments	(12)	(4)	(21)	(13)
Preferred share dividends declared	(7)		(13)
Adjusted cash flow from operating activities	191	150	455	352
Cash flow from operating activities per common share – basic (dollars)	0.48	0.49	1.30	1.27
Adjusted cash flow from operating activities per common share – basic (dollars)	0.59	0.49	1.42	1.16

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Pembina Pipeline Corporation

Operating margin

Operating margin is an Additional GAAP measure which is defined as gross profit before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments. Management believes that operating margin provides useful information to investors for assessing the financial performance of the Company's operations. Management utilizes operating margin in setting objectives and views it as a key performance indicator of the Company's success.

Reconciliation of operating margin to gross profit:

	3 Months Ended June 30		6 Months Ended June 30
($ millions)	2014	2013	2014	2013
Revenue	1,606	1,175	3,365	2,424
Cost of sales (excluding depreciation and amortization included in operations)
Operations	91	91	186	168
Cost of goods sold, including product purchases	1,246	880	2,558	1,814
Realized gain (loss) on commodity-related derivative financial instruments		4	(2)	6
Operating margin	269	208	619	448
Depreciation and amortization included in operations	51	32	103	74
Unrealized (loss) gain on commodity-related derivative financial instruments	(4)	1		7
Gross profit	214	177	516	381

Total enterprise value

Total enterprise value is a Non-GAAP measure which is calculated by aggregating the market value of common shares, preferred shares and convertible debentures at a specific date plus senior debt less cash and cash equivalents. Management believes that total enterprise value provides useful information to investors to assess the overall market value of the business and as an input to calculate financial ratios. Management utilizes total enterprise value to assess Pembina's growth.

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Pembina Pipeline Corporation

Forward-Looking Statements & Information

In the interest of providing our securityholders and potential investors with information regarding Pembina, including management's assessment of our future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively, "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "believe", "plan", "intend", "target", "view", "maintain", "projection", "schedule", "objective", "strategy", "likely", "potential", "outlook", "goal", "would", and similar expressions suggesting future events or future performance.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements, including certain financial outlook, pertaining to the following:

•	the future levels of cash dividends that Pembina intends to pay to its shareholders;
•	planning, construction, capital expenditure estimates, schedules, regulatory applications and approvals, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to new construction of, or expansions on existing, pipelines, gas services facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure;
•	pipeline, processing and storage facility and system operations and throughput levels;
•	Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities;
•	increased throughput potential due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines;
•	expected future cash flows, future financing options, availability of capital to fund growth plans and the use of proceeds from financings;
•	transportation, storage and services commitments and contracts; and
•	the impact of share price on annual share-based incentive expense.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	oil and gas industry exploration and development activity levels;
•	the success of Pembina's operations;
•	prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings;
•	the availability of capital to fund future capital requirements relating to existing assets and projects;
•	expectations regarding participation in Pembina's DRIP;
•	future operating costs;
•	geotechnical and integrity costs;
•	in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•	in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;
•	interest and tax rates;
•	prevailing regulatory, tax and environmental laws and regulations; and
•	the amount of future liabilities relating to environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions;
•	the impact of competitive entities and pricing;
•	labour and material shortages;
•	reliance on key relationships and agreements;
•	the strength and operations of the oil and natural gas production industry and related commodity prices;
•	non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business;
•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation;
•	fluctuations in operating results;
•	adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and
•	the other factors discussed under "Risk Factors" in Pembina's AIF for the year ended December 31, 2013. Pembina's MD&A and AIF are available at www.pembina.com and in Canada under Pembina's company profile on www.sedar.com and in the U.S. on the Company's profile at www.sec.gov.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

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